SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Ofício CVM/SEP/GEA-1 nº 369/2013, concerning articles published in the newspaper Valor Econômico on July 10, 2013 regarding funds to be provided by BNDES to Eletrobras, we hereby clarify the following to our shareholders and the market in general:

As disclosed in our Market Announcement of March 27, 2013, Eletrobras has been working on its master plan, which aims to strategically realign the company to the new legal and regulatory environment through a corporate and organizational restructuring, improvements in its management processes and an increased focus on the expansion of its business, in order to ensure adequate returns on its investments and best performance of any new ventures.

Given the current situation and the fact that Eletrobras has an investment program for 2013 amounting to approximately R$13 billion as well as financial commitments arising in its ordinary course of business, Eletrobras obtained a loan of R$2.5 billion from BNDES to fund its working capital needs during 2013.  No payments are due under the loan for the first year, after that the loan is payable in 8 semi-annual installments at the Selic rate plus a spread of 2.5% p.a.  The loan has the benefit of a corporate guarantee from our controlling shareholder, the Federal Government.

Regarding the payment of dividends mentioned in the article published in the newspaper Valor Economico, on July 10, 2013, and as stated in our Market Announcement of July 10, 2013, the payment mentioned in the article refers to the fourth and final installment of the special reserve of retained dividends.  On January 22, 2010, the Board of Directors of Eletrobras approved the payment of these retained dividends, to be made in four annual installments, falling due on June 30th, 2010, 2011, 2012 and 2013.  The final installment was paid on June 28, 2013, in a gross amount of R$ 3.5 billion, of which R$ 18.4 million related to the dividend paid to the shareholder, the Federal Government.

Rio de Janeiro, July 12, 2013.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.